Irish Takeover Panel
                                                                     Miceal Ryan
                                                                Director General
                                                           8 Upper Mount Street,
                                                                        Dublin 2
                                                           Tel: (353-1) 678 9020
                                                           Fax: (353-1) 678 9289

16 January, 2003


Mr. Tim Scanlon
Matheson Ormsby Prentice
30 Herbert Street
Dublin 2


Dear Tim

Re:   Riverdeep Group plc

The Panel considered your submission of 9 January, 2003 at its meeting on 15 January and its decisions are set out below.

Rule 2.3(d)

The Panel decided to grant consent under Rule 2.3(d) to Newco to release a preconditional Rule 2.5 announcement preconditional, inter alia, on the management underwriting arrangement being entered into. In deciding to grant consent, the Panel had regard to the parties' concerns of ensuring compliance with insider dealing legislation and also the fact that it is anticipated that the precondition will be satisfied on the same day that the preconditional announcement is released.

Rule 10

The Panel confirmed that the Condition, as defined in the submission, will not be considered as the acceptance condition under the offer. The acceptance condition under the Rules is set out in Rule 10.1.

Rule 13

The proposal that Newco will separately confirm to the Panel the basis of the calculation to determine whether the Condition, as defined in the submission, is satisfied is not acceptable. This information should be disclosed in the offer document and not disclosed solely by way of a side letter to the Panel.

Furthermore, the Condition should be specific as to the dates by reference to which it must be satisfied and reference to "one or more" of the dates is not acceptable on the basis that it introduces an element of subjectivity on the part of the offeror in determining whether the Condition is satisfied.

Rule 16

The Panel notes that it is now intended to structure the grants of equity to members of the senior employee team on the basis that the options will not be subject to performance conditions but will instead be subject to vesting. The


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Panel has requested an  explanation as to why it is not now intended to have the exercise of the options subject to specific performance criteria.

Rule 19

The Panel denied the request to amend or modify the application of Rule 19.2 on the basis set out in the submission.

Rule 31.8

Insofar as Rule 31.8 applies to the partial share alternative only, the Panel decided to grant a derogation from Rule 31.8 on the basis that the fourteen day period referred to in the Rule may be extended to twenty eight days. The granting of this derogation is subject to:

- the extended timeframe under Rule 31.8 is clearly stated at the front of the offer document;

- the cash consideration under the offer will be paid in accordance with Rule 31.8; and

- confirmation being received from Newco's legal advisers that all Riverdeep shareholders will be in the same position with regard to this issue.

In deciding to grant the derogation, the Panel had regard to the exceptional circumstances particularly, the implications under section 204 of the Companies Act, 1963 for determining the number of Newco shares to be received by accepting Riverdeep shareholders pursuant to the partial share alternative.

The Panel also decided to grant its consent to Newco to settle the cash consideration under the offer in euro or dollars subject to each Riverdeep shareholder having the opportunity to elect to be paid in euro or dollars.

Yours sincerely



/s/ Miceal Ryan
Miceal Ryan